UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of Eólica Mangue Seco 2

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Rio de Janeiro, May 31, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on February 26, 2021, informs that today it has concluded the sale of the totality of its 51% interest in Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A. (Eólica Mangue Seco 2) to Mangue Seco Participações S.A., invested by Fundo de Investimento em Participações Multiestratégia Pirineus (FIP Pirineus), current partner with 49% of the equity.

After the fulfillment of all the preceding conditions, the operation was concluded with the payment on this date of R$ 34.2 million to Petrobras, already with the adjustments provided for in the stock purchase and sale agreement.

This disclosure is in accordance with Petrobras' internal rules and with the special regime for divestment of assets by federal mixed economy companies, provided for in Decree 9,188/2017.

This operation is aligned to the strategy of portfolio optimization and the improvement of the company's capital allocation, aiming the maximization of value for its shareholders.

About Eólica Mangue Seco 2

Eólica Mangue Seco 2 is part of a complex of four wind farms (Mangue Seco 1, Mangue Seco 2, Mangue Seco 3 and Mangue Seco 4) located in Guamaré, in the state of Rio Grande do Norte, with a total installed capacity of 104 MW. Eólica Mangue Seco 2 owns and operates a wind farm with 26 MW capacity.

About FIP Pirineus

FIP Pirineus was established on September 25, 2015 and aims to invest in companies in the renewable energy sector, including wind and solar photovoltaic complexes and development of disruptive technology. FIP Pirineus acts proactively in its investee companies, with effective influence on the definition of their strategic policy and management. With the sale, the fund now holds 100% of the equity of Eólica Mangue Seco 2.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer